March 25, 2026

Tamar Rapaport-Dagim
Chief Financial Officer
Amdocs Limited
Hirzel House, Smith Street
St. Peter Port, Guernsey, GY1 2NG

       Re: Amdocs Limited
           Form 20-F for the Fiscal Year Ended September 30, 2025
           File No. 001-14840
Dear Tamar Rapaport-Dagim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Michael Kaplan